Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2026 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2025 and the other information contained in such annual report.

The following discussion includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “believes” “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Annual Report on Form 20-F under the heading “Risk Factors.”

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended
	June 30,
	2025	2026
Sales	100%	100%
Cost of sales	69.4	70.1
Gross profit	30.6	29.9
Research and development expenses	34.1	25.7
Sales and marketing expenses	10.2	9.0
General and administrative expenses	7.9	6.4
Operating loss	(21.7)	(11.2)
Financial income, net	2.8	1.3
loss before income taxes	(18.9)	(9.9)
Income tax expenses	2.0	0.5
Net loss	(20.9)	(10.4)

Sales in the six months ended June 30, 2026 increased by 45.9% to $42,904 thousand compared to $29,404 thousand in the six months ended June 30, 2025. This growth primarily reflects strong demand for our products, driven by the ramp-up of design wins secured in previous years.

Gross profit in the six months ended June 30, 2026 was $12,812 thousand, compared to $8,990 thousand in the six months ended June 30, 2025. Gross profit as a percentage of sales in the six months ended June 30, 2026 was 29.9%, compared to 30.6% in the six months ended June 30, 2025. The decrease in the gross profit percentage in the six months ended June 30, 2026 compared to the six months ended June 30, 2025 was mainly attributed to changes in the mix of products sold, on which our gross profit is largely dependent.

Research and development expenses in the six months ended June 30, 2026 increased by 9.7% to $11,012 thousand compared to $10,035 thousand in the six months ended June 30, 2025. This increase was mainly attributed to an increase in payroll and related expenses as well as to a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone).

Sales and marketing expenses in the six months ended June 30, 2026 increased by 28.5% to $3,861 thousand compared to $3,005 thousand in the six months ended June 30, 2025. This increase was mainly attributed to an increase in payroll and related expenses as well as to a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone).

General and administrative expenses in the six months ended June 30, 2026 increased by 18.1% to $2,740 thousand compared to $2,321 thousand in the six months ended June 30, 2025. This increase was mainly attributed to an increase in payroll and related expenses as well as to a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone).

Net financial income in the six months ended June 30, 2026 decreased by 32.4% to $558 thousand compared to $826 thousand in the six months ended June 30, 2025. This decrease was mainly attributed to a decrease in interest income on cash equivalents, resulting from a decrease in funds available for investment.

In the six months ended June 30, 2026 we recorded current income tax expenses of $373 thousand and deferred income tax benefit of $162 thousand compared to current income tax expenses of $364 thousand and deferred income tax expenses of $234 thousand in the six months ended June 30, 2025. The change in deferred income taxes was mainly attributed to changes in the tax benefits related to tax loss carryforwards.

In the six months ended June 30, 2026 we recorded net loss of $4,454 thousand compared to net loss of $6,143 thousand in the six months ended June 30, 2025. The decrease in net loss was mainly attributed to a decrease in our operating loss as well as to a decrease in our tax expenses.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel, Denmark and the United States and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel, Denmark or the United States and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B. Liquidity and Capital Resources

As of June 30, 2026, we had working capital of $83,191 thousand and our current ratio (current assets to current liabilities) was 3.06. Cash and cash equivalents as of June 30, 2026 decreased by $10,010 thousand to $25,146 thousand, compared to $35,156 thousand as of December 31, 2025. Short-term bank deposits as of June 30, 2026 decreased by $6,000 thousand to $0 thousand, compared to $6,000 thousand as of December 31, 2025. Short-term marketable securities decreased by $767 thousand to $6,191 thousand, compared to $6,958 thousand as of December 31, 2025, and long-term marketable securities decreased by $1,919 thousand to $23,599 thousand, compared to $25,518 thousand as of December 31, 2025. The net decrease of $18,696 thousand in these four balance sheet items in the six months ended June 30, 2026 was mainly attributed to cash used in operating activities.

Trade receivables increased to $16,394 thousand as of June 30, 2026, compared to $9,194 thousand as of December 31, 2025. This increase was mainly attributed to the increase in sales in the three months period ended June 30, 2026, compared to sales in the three months period ended December 31, 2025. Other receivables increased to $5,087 thousand as of June 30, 2026, compared to $3,155 thousand as of December 31, 2025.

Trade payables increased to $25,218 thousand as of June 30, 2026, compared to $11,116 thousand as of December 31, 2025. This increase was mainly attributed to the increase in our purchasing of inventory. Other payables and accrued liabilities decreased to $13,071 thousand as of June 30, 2026, compared to $14,116 thousand as of December 31, 2025.

Inventories increased to $70,725 thousand as of June 30, 2026, compared to $52,650 thousand as of December 31, 2025. This increase was mainly attributed to an increase in our inventory level needed to support our customers' orders, including mitigating the impacts of memory chips supply chain issues.

Cash used in operating activities in the six months ended June 30, 2026 amounted to $16,197 thousand compared to cash provided by operating activities in the amount of $3,497 thousand in the six months ended June 30, 2025. The cash used in operating activities in the six months ended June 30, 2026 was mainly attributed to an increase in our inventory.

Capital expenditures on property and equipment for the six months ended June 30, 2026 were $1,018 thousand, compared to $681 thousand as of June 30, 2025.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.